[COMMUNITY BANKERS TRUST CORPORATION LETTERHEAD]

October 22, 2010

BY EDGAR TRANSMISSION

Michael Clampitt, Esq.

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Community Bankers Trust Corporation
Form 10-K for Fiscal Year Ended December 31, 2008
Form 10-K for Fiscal Year Ended December 31, 2009
Form 10-K/A for Fiscal Year Ended December 31, 2009
Form 10-Q for Fiscal Quarter Ended March 31, 2009
Form 10-Q for Fiscal Quarter Ended June 30, 2009
Form 10-Q for Fiscal Quarter Ended September 30, 2009
Form 10-Q for Fiscal Quarter Ended March 31, 2010
File No. 001-32590

Dear Mr. Clampitt:

As we noted in our letter dated September 24, 2010 to the Staff of the Division of Corporation Finance of the Securities and Exchange Commission, we received the Staff’s comment letter to Community Bankers Trust Corporation (the “Company”), dated July 28, 2010 (the “Second Follow-Up Comment Letter”), with respect to the filings referenced above. Our September 24, 2010 letter responded to the comments set forth in the Second Follow-Up Comment Letter and noted that the Company would subsequently supplement certain of its responses.

Accordingly, in this letter, we are providing updated responses to the comments numbered 8, 10, 11, 13 and 14 in the Second Follow-Up Comment Letter. These responses replace in their entirety the information that the Company had previously provided the Staff in response to those comments.

For convenience of reference, we have included your comments in this letter, and our response to each comment follows it.

Michael Clampitt, Esq.

Division of Corporation Finance

October 22, 2010

As it has previously noted, the Company has been preparing, as appropriate, revised drafts of each of the filings listed above, and the Company will officially transmit these filings, with opinions, signatures and exhibits, once the Staff and the Company have had the opportunity to resolve the comments that have been provided in the Second Follow-Up Comment Letter and two previous comment letters from the Staff.

References to the Company in this letter include references to the Company’s wholly owned subsidiary, Essex Bank.

Form 10-Q for the Quarter Ended March 31, 2010

Item 1. Financial Statements

Note 3. Loans Not Covered By FDIC Shared-Loss Agreement (Non-Covered Loans), page 11

8.	We note that you have total impaired non-covered loans of $78.5 million and $56.5 million versus total non-accrual non-covered loans of $28.7 million and $20.0 million at March 31, 2010 and December 31, 2009, respectively. We also note in your response to prior comment 13 from our letter dated January 15, 2010 that you identify certain loans as “watch/special mention” that are not considered impaired loans under your new internal loan risk rating system. Please tell us and revise your disclosures in future filings to address the following:

a.	Provide a more thorough discussion of the changes in your impaired non-covered loans balance from December 31, 2008 to December 31, 2009 and March 31, 2010, including the number and type of loans included in the balance, the specific reason(s) for the increase, and any remediation measures you have taken to collect on these loans.

b.	In the context of your accounting policy for impaired loans, tell us specifically why you do not believe your “watch/special mention” loans do not meet the definition of impaired loans.

c.	Explain how you determined your “watch/special mention” loans do not meet the definition of potential problem loans as defined under Item III.C.2 of Industry Guide 3. If you determine that, in fact, these loans do meet this definition, please revise your disclosures in future interim and annual filings to include a discussion on the nature and extent of these loans.

d.	Reconcile the difference between your impaired non-covered loans balance, your non-accrual non-covered loans balance and your “watch/special mention” loans balance. Specifically in your response, please relate your accounting policy for each of these loan categories to the difference in these balances.

Michael Clampitt, Esq.

Division of Corporation Finance

October 22, 2010

Response: In response to this comment, the Company provides the following information, which it will include in future filings:

Under the Company’s risk grading system for its loan portfolio, “impaired loans” are those loans that the Company rates as “substandard”, “doubtful” and “loss”, as it is probable that the Company will be unable to collect the scheduled payments of principal and interest when due according to the contractual terms of the loan agreement. Impaired loans do not include loans that the Company rates as “watch/special mention”. Additional information with respect to these loans categories is set forth below.

Loans rated as watch/special mention are viewed as potentially weak, due to factors such as adverse trends in the borrower’s operations, credit quality or financial strength. Watch/special mention loans have issues that may, if not checked or corrected, weaken the loan or inadequately protect the Company’s credit position at some future date. This risk rating is considered temporary until the potential weaknesses are corrected or confirmed, at which time the loan will be either upgraded or downgraded.

Watch/special mention loans are not considered impaired because it is still probable, based on known information, that the Company will collect the scheduled payments of principal and interest on the original contractual terms. Under FAS 114, an individual loan is impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. In addition, loans rated as watch/special mention do not meet the definition of a “potential problem loan”. A potential problem loan exists where known information about possible credit problems of the borrower or lack of current financial and operational data of the borrower causes management to have questions and/or serious doubts as to the ability of such borrower to comply with the present loan repayments.

Loans rated as substandard are inadequately protected by the current sound net worth and paying capacity of the borrower or of the collateral pledged, if any. These loans have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt; they are characterized by the distinct possibility that the Company may sustain some loss if the deficiencies are not corrected. Loans in this category are characterized by deterioration in quality exhibited by any number of well-defined weaknesses requiring corrective action. The weaknesses may include, but are not limited to high debt to worth ratios, declining or negative earnings trends, declining or inadequate liquidity, improper loan structure, questionable repayment sources, lack of well-defined secondary repayment source, and unfavorable competitive comparisons. Substandard loans are no longer considered to be adequately protected due to the borrower’s declining net worth, lack of earnings capacity, declining collateral margins and/or unperfected collateral positions. The Company cannot rule out the possibility of loss of a portion of the loan balance. The repayment ability of the borrower is marginal or weak, and the loan may have exhibited excessive overdue status or extensions and/or renewals.

Michael Clampitt, Esq.

Division of Corporation Finance

October 22, 2010

Loans rated as doubtful have all the weaknesses inherent in loans classified as substandard, plus the added characteristic that the weaknesses make the collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable. However, these loans are not yet rated as loss because certain events may occur that would salvage the debt. These events may include injection of capital, alternative financing and liquidation of assets or the pledging of additional collateral. The ability of the borrower to service the debt is extremely weak, overdue status is constant, the debt has been placed on non-accrual status, and no definite repayment schedule exists. Doubtful is a temporary grade where a loss is expected but is presently not quantified with any degree of accuracy. Once the loss position is determined, the amount is charged off.

The following is a summary of the number and types of the Company’s impaired loans at September 30, 2010 and December 31, 2009:

[The Company will include a table that presents this information for each of the loan categories that the Company presents in its filings, as required by Guide III. The Company will also supplement this table with narrative disclosure with respect to the specific reasons for increases or decreases in this information and the remediation efforts that the Company has taken with respect to collection on the loans disclosed. This information at September 30, 2010 has not yet been completed.]

The Company supplements its response with the following information. The primary reasons for the increases in the impaired non-covered loans balance from December 31, 2008 to December 31, 2009 and March 31, 2010 was primarily attributable to the deterioration in the housing markets due to the sub-prime mortgage crisis and associated events. In addition, the Company’s loan portfolio was concentrated heavily in residential and commercial real estate development and construction loans that migrated to impaired status with the deterioration in the real estate market.

During the second quarter of 2010, the Company took two steps that had a material impact on its risk grading methodology and its risk grade distributions. On April 1, 2010, the Company began grading its portfolio with a new risk grading system that will result in a more quantifiable and uniform process for how risk grades are assigned across the Company’s portfolio.

In addition, in May 2010, the Company used an external firm to perform an extensive loan review, which closely examined 65% of the Company’s non-covered loan portfolio, including 89% of its acquisition, development and construction loans and 82% of all non-owner occupied commercial real estate loans. The purpose of this review was to further determine the level of credit risk in the portfolio. The review, along with a more aggressive internal recognition of problem loans, has contributed to the increase in the loans deemed to be impaired.

Michael Clampitt, Esq.

Division of Corporation Finance

October 22, 2010

Due to the increase in its impaired and nonperforming loans, the Company has taken the following steps to increase the collectability of these loans:

•	The hiring of three additional employees and the re-focusing of three other senior level bankers to collection efforts with respect to these loans;

•

The enhancement of internal meetings discussing the actions taken and to be taken with respect to past due loans and the initiation of monthly reviews of all loans rated watch/special mention, substandard and doubtful; and

•	The centralization of the management of the Company’s other real estate owned properties.

The Company will not need to reconcile a presentation of impaired non-covered loans in its filings with watch/special mention loans, as the latter category of loans is not deemed to be “impaired”. The table to be included as part of the disclosure provided above will present each of the categories of loans as non-accrual or not and thus reconcile the presentation of impaired and non-accrual loans. The Company classifies loans that are past due as non-accrual upon the earlier of the determination that interest payments can no longer be made under the terms of the loan agreement or 90 days. Loans past due 90 days are automatically classified as non-accrual. Once a loan is classified as non-accrual, and the borrower begins paying interest again, the loan will remain on non-accrual until six consecutive payments are made, at which time it may be placed back on accrual status.

10.	We note that commercial real estate loans have increased from $158.06 million at December 31, 2008 to $194.83 million and $209.91 million at December 31, 2009 and March 31, 2010. Please tell us and revise your future interim and annual filings to disclose whether you have performed any commercial real estate (CRE) or other type of loan workouts whereby an existing loan was restructured into multiple new loans (i.e., A Note/B Note structure). To the extent that you have performed these types of workouts, please provide us with the following information and revise your future interim and annual filings to disclose the following:

a.	Quantify the amount of loans that have been restructured using this type of workout strategy in each period presented.

b.	Discuss the benefits of this workout strategy, including the impact on interest income and credit classification.

c.	Discuss the general terms of the new loans and how the A note and B note differ; particularly whether the A note is underwritten in accordance with your customary underwriting standards and at current market rates.

Michael Clampitt, Esq.

Division of Corporation Finance

October 22, 2010

d.	Clarify whether the B note is immediately charged-off upon restructuring.

e.	Describe your nonaccrual policies at the time of modification and subsequent to the modification. Specifically disclose whether you consider the total amount contractually due in your nonaccrual evaluation and how you consider the borrower’s payment performance prior to the modification.

f.	Confirm that the A note is classified as a troubled debt restructuring and explain your policy for removing such loans from troubled debt restructuring classification.

Response: In response to this comment, the Company provides the following information, which it will include in future filings:

The Company performs troubled debt restructures (“TDRs”) and other various loan workouts whereby an existing loan may be restructured into multiple new loans. At September 30, 2010, the Company had four loans that met the definition of a TDR, which is a loan that for reasons related to the debtor’s financial difficulties has been restructured on terms and conditions that would otherwise not be offered or granted. One of these four loans was restructured using multiple new loans. The aggregate outstanding principal at that date of these loans was $4,434,131.

The primary benefit of the restructured multiple loan workout strategy is to maximize the potential return by restructuring the loan into a “good loan” (the A loan) and a “bad loan” (the B loan). The impact on interest is positive because the Company is collecting interest on the A loan rather than potentially foregoing interest on the entire original loan structure. The A loan is underwritten pursuant to the Company’s standard requirements and graded accordingly. The B loan is classified as either “doubtful” or “loss”. An impairment analysis is performed on the B loan, and, based on its results, all or a portion of the B note is charged-off or a specific loan loss reserve is established.

The Company does not modify its non-accrual policies in this arrangement, and the A loan and the B loan stand on their own terms. At the time of its inception, this structure meets the definition of a TDR. If the loan is on non-accrual at the time of restructure, the A loan is held on non-accrual until six consecutive payments have been received, at which time it may be put back on an accrual status. Once the A loan has received 12 consecutive payments, it may no longer be reported as a TDR. The B loan is placed on non-accrual. Under the terms of each loan, the borrower’s payment is contractually due.

Michael Clampitt, Esq.

Division of Corporation Finance

October 22, 2010

11.	We note your construction and land development portfolio for both covered and non-covered loans combined increased from $139.52 million at December 31, 2008 to $161.32 and $156.15 million at December 31, 2009 and March 31, 2010. We also note that it appears that this portfolio has a relatively high amount of credit risk. Please revise your future interim and annual filings to disclose the following information related to construction loans with interest reserves:

a.	Your policy for recognizing interest income on these loans.

b.	How you monitor the projects throughout their lives to make sure the properties are moving along as planned to ensure appropriateness of continuing to capitalize interest.

c.	Whether you have extended, renewed or restructured terms of the loans and the reasons for the changes.

d.	Your underwriting process for these loans and any specific differences as compared to loans without interest reserves.

e.	Whether there were any situations where additional interest reserves were advanced to keep a loan from becoming nonperforming.

f.	Separately quantify the amount of interest reserves recognized as interest income during the periods presented, the amount of capitalized interest recorded in your loan portfolio, and the amount of these loans that are non-performing.

Response: In response to this comment, the Company provides the following information, which it will include in future filings:

With respect to each of its constructions loans with interest reserves, the Company capitalizes interest on the loan and disburses it with each draw advanced for construction costs. Interest income is a construction cost and is recognized upon disbursement. In order to monitor the project throughout its life to make sure that the property is moving along as planned to ensure the appropriateness of continuing to capitalize interest, the Company coordinates an independent property inspection in connection with each disbursement of loan funds. During construction, there are generally monthly draws for construction costs. Interest, when reserved, is included in the monthly draws until the amount budgeted is exhausted. Once the interest budget is exhausted, the borrower must pay the interest out-of-pocket. The Company has extended, renewed or restricted terms of these loans, through a restructuring or other workout, due to changes in market conditions that may affect the project and/or changes in the borrower’s financial condition.

The Company follows standard industry practice to include interest reserves and capitalized interest in a construction loan. This practice recognizes interest as an additional cost of the project and, as a result, requires the borrower to put additional equity into the project. Until completion, there is generally no cash flow from which to make the interest payment. It is the Company’s policy to not advance additional interest reserves to keep a loan from becoming nonperforming. The Company has not made any such advances during 2010.

Michael Clampitt, Esq.

Division of Corporation Finance

October 22, 2010

For the three months ended September 30, 2010, the total amount of interest reserves recognized as interest income on construction loans with interest reserves, all of which was capitalized interest recorded in the Company’s loan portfolio, was $118,000. For the nine months ended September 30, 2010, this amount was $584,000. There were no construction loans with interest reserves that were non-performing at September 30, 2010.

The Company notes that it has not historically tracked the capitalized interest that it records in its loan portfolio. The Company will be able to do this tracking beginning in the fourth quarter of 2010, as it centralizes the administration of all draw requests under these types of loans.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Asset Quality - non-covered assets, page 34

13.	We note that your coverage ratio of the allowance for loans losses to nonperforming loans decreased significantly from 140.72% at December 31, 2008 to 89.69% and 68.97% at December 31, 2009 and March 31, 2010. Please tell us and revise your future interim and annual filings to comprehensively bridge the gap between the increases in your nonperforming and impaired loans and the decrease in your allowance for loan losses as a percentage of nonperforming loans from December 31, 2008 to March 31, 2010. Please be as specific and detailed as needed to provide an investor with a clear understanding of the changes in credit quality in each applicable loan portfolio and its effect on each component of the allowance for loan loss.

Response: The Company addressed this comment in its June 30, 2010 Form 10-Q, as follows:

Provision for Loan Losses

Management actively monitors the Company’s asset quality and provides specific loss provisions when necessary. Provisions for loan losses are charged to income to bring the total allowance for loan losses to a level deemed appropriate by management of the Company based on such factors as historical credit loss experience, industry diversification of the commercial loan portfolio, the amount of nonperforming loans and related collateral, the volume growth and composition of the loan portfolio, current economic conditions that may affect the borrower’s ability to pay and the value of collateral, the evaluation of the loan portfolio through the internal loan review function and other relevant factors. See Allowance for Loan Losses on Non-covered loans in the Critical Accounting Policies section above for further discussion.

Michael Clampitt, Esq.

Division of Corporation Finance

October 22, 2010

Loans are charged-off against the allowance for loan losses when appropriate. Although management believes it uses the best information available to make determinations with respect to the provision for loan losses, future adjustments may be necessary if economic conditions differ from the assumptions used in making the initial determinations.

Management also actively monitors its covered loan portfolio for impairment and necessary loan loss provisions. Provisions for covered loans may be necessary due to a change in expected cash flows or an increase in expected losses within a pool of loans.

The Company incurred $20.4 million in provision for loan losses for non-covered loans for the quarter ended June 30, 2010 and a $540,000 provision for the quarter ended June 30, 2009. The ratio of the allowance for loan losses to nonperforming non-covered loans was 93.0% at June 30, 2010 compared with 89.7% at December 31, 2009. The ratio of allowance for loan losses to total non-covered loans was 6.89% at June 30, 2010 compared with 3.14% at December 31, 2009. For the quarter ended June 30, 2010, net charge-offs were $1.4 million compared with net charge-offs of $102,000 for the quarter ended June 30, 2009.

The provision for loan losses for non-covered loans totalled $24.4 million for the six months ended June 30, 2010 versus $6.0 million for the same period in 2009. Through the first six months of 2010, the Company had net charge-offs on non-covered loans of $4.8 million versus $794,000 for the same period in 2009.

The increase to the loan loss reserves as a percentage of total non-covered loans during the first half of 2010 reflects economic conditions that have continued to show signs of deterioration for classified assets. The significant loan loss provision for the quarter was due primarily to the following:

1.	An increase in non-performing loans of $13.0 million since March 31, 2010, and $21.4 million since December 31, 2009.

2.	An increase in impaired loans of $46.7 million since March 31, 2010, and $68.7 million since December 31, 2009.

3.	A desire to further insulate from the economic downturn.

Management continues to monitor the loan portfolio closely and make appropriate adjustments using the Company’s internal risk rating system.

Michael Clampitt, Esq.

Division of Corporation Finance

October 22, 2010

The Company supplements its response with the following information relating to the increases in its nonperforming and impaired loans and the decrease in its allowance for loan losses as a percentage of nonperforming loans from December 31, 2008 to March 31, 2010. At the end of 2008, the Company had not integrated to a point where its predecessor banks were operating with consistent allowance for loan losses and risk grade methodologies. In March 2009, the Company’s new chief credit officer began a review of the Company’s risk rating definitions, allowance methodology and recognition of impaired loans, including the calculation of the impairment. During 2009 and the first quarter of 2010, the Company made a number of improvements to better recognize these issues and amounts. The redefinition of the allowance for loan losses and risk grade methodologies resulted in more precise calculations that, in turn, resulted in the trend noted above from December 31, 2008 to March 31, 2010.

In future filings, the Company represents that it will provide, as appropriate, clear disclosure with respect to changes in credit quality in each applicable loan portfolio and its effect on each component of the allowance for loan losses.

14.	We note the continued deterioration in the credit quality of your construction and land development portfolio from December 31, 2008 to March 31, 2010. In addition, we note that eight credit relationships with commercial/residential land developers make up over 80% of your nonaccrual loans at March 31, 2010. Due to the significance of this balance to total nonaccrual loans, please tell us and revise your disclosure in future interim and annual filings to address the following for each of your construction and land development credit relationships outstanding as each of period end;

a.	If the borrower is a commercial or residential land developer;

b.	The collateral securing the loan and its location;

c.	The stage of development for the project (i.e. not started, 50% completed, etc.);

d.	The amount of total credit exposure outstanding;

e.	The amount of allowance allocated to each credit relationship;

f.	The charge-offs for the loan during the period;

g.	The date and amount of last external appraisal obtained for the underlying collateral;

h.	If other evaluation procedures were used to determine the value for the loan please provide a detail discussion of those procedures; and

i.	Additional information supporting the allowance for loan loss for each credit.

Michael Clampitt, Esq.

Division of Corporation Finance

October 22, 2010

Response: In response to this comment, the Company provides the following information, which it will include in future filings:

At September 30, 2010, the Company had 25 construction and land development credit relationships. The borrowers under 21 of these relationships are residential land developers, and the borrowers under the remaining four are commercial land developers. All of the relationships are secured by the real estate to be developed, and almost all of such projects are in the Company’s central Virginia market. Two relationships representing a total outstanding balance of $2.8 million were less than 50% complete, five relationships representing a total outstanding balance of $5.6 million were more than 50% and less than 75% complete, five relationships representing a total outstanding balance of $10.1 million were more than 75% and less than 100% complete, and 13 relationships representing a total outstanding balance of $4.4 million were 100% complete. The total amount of the credit exposure outstanding at September 30, 2010 was $22.9 million.

During the third quarter of 2010, the Company charged off $5.5 million with respect to six of these relationships, one of which was a commercial land borrower in the amount of $2.4 million. The total amount of the allowance to loan losses attributed to all 25 relationships was $7.7 million at September 30, 2010, or 33.7% of the total credit exposure outstanding. The Company establishes its reserves as described above in Allowance for Loan Losses on Non-covered loans in the Critical Accounting Policies section above for further discussion. As part of the impairment analysis that the Company performs as part of its allowance methodology, the Company ordered in the third quarter of 2010 appraisals for all loans with balances in excess of $250,000 unless there existed an appraisal that was not older than 12 months. The Company orders an automated valuation for balances between $100,000 and $250,000 and uses a ratio analysis for balances less than $100,000. The Company maintains detailed analysis and other information for its allowance methodology, both for internal purposes and for review by its regulators.

The Company respectfully requests that it not include more detailed information with respect to individual credit relationships to the extent that any one is not material. The Company notes the privacy and related confidentiality requirements that it is subject to with respect to its borrowers and other customers. The Company notes further than certain of these relationships are part of ongoing workout efforts that involve strategic and related analysis that may be adversely affected by public disclosures.

The Company represents that it will present future disclosures, as applicable, in accordance with ASU Receivables (Topic 310), Disclosures About the Credit Quality of Financing Receivables and the Allowance for Credit Losses, when that standard is effective.

*    *    *    *    *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings referenced above;

Michael Clampitt, Esq.

Division of Corporation Finance

October 22, 2010

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings referenced above; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (804) 417-7373 or joakey@essexbank.com if you have any questions or need additional information.

Sincerely yours,

/s/ John M. Oakey, III
John M. Oakey, III
General Counsel and Secretary